MAIL STOP 3561



								July 25, 2005




Matthew P. Kinley
President
Healthcare Acquisition Corp.
2116 Financial Center
666 Walnut Street
Des Moines, Iowa  50309


RE:	Healthcare Acquisition Corp.
	Registration Statement on Form S-1
	File No. 333-124712
Amendment No. 2 Filed July 12, 2005


Dear Mr. Kinley:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Commitments and Contingencies, page F-10

1. We have reviewed your response to our prior comment 7 regarding the underwriter purchase option and believe that Note 7 to the financial statements should be expanded to disclose the major assumptions used by management in determining fair value. We note management`s conclusion, as disclosed on page F-8, that the option had no value at April 30, 2005. In regards to the assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R, and that the use of a minimum value method would not be appropriate.
Please clarify in the notes to the financial statements the expected timing for issuance of the purchase option in relation to effectiveness of the registration statement and sale of the stock and warrants. Please indicate whether the purchase option will be issued in the event that the Form S-1 is not declared effective. We note that the purchase option is expected to be effective for the interval, from the later of the consummation of a business combination or one year from the date of the prospectus, to its expiration in five years. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Exhibit 23.1

2. The accountants consent should be revised to refer to their dual dated report of May 6 and July 8, 2005.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Maureen Bauer at (202) 551-3237 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 551-3399.



      Sincerely,



John Reynolds
Assistant Director


cc: 	Stuart Neuhaser (by facsimile)
      	(212) 370-7889
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Matthew P. Kinley
Healthcare Acquisition Corp.
July 25, 2005
Page 1